UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             FORM N-17F-2

          Certificate of Accounting of Securities and Similar
                     Investments in the Custody of
                    Management Investment Companies

               Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

                                              ----------------------------------
                                                         OMB APPROVAL
                                              ----------------------------------
                                              OMB Number:              3235-0360
                                              Expires:             July 31, 1994
                                              Estimated average burden
                                              hours per response .......... 0.05
                                              ----------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                                                  Date examination completed:
811-8644                                                                                                October 10, 2003
------------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      AL                   AK                    AZ                   AR                   CA                   CO
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      CT                   DE                    DC                   FL                   GA                   HI
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      ID                   IL                    IN                   IA                   KS                   KY
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      LA                   ME                    MD                   MA                   MI                   MN
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      MS                   MO                    MT                   NE                   NV                   NH
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      NJ                   NM                    NY                   NC                   ND                   OH
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      OK                   OR                    PA                   RI                   SC                   SD
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      TN                   TX                    UT                   VT                   VA                   WA
      -------------------- --------------------- -------------------- --------------------------------------------------------------
      WV                   WI                    WY                   PUERTO RICO
      -------------------- --------------------- -------------------- --------------------------------------------------------------
      OTHER (specify):
      ------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
Variable Insurance Funds
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
3435 Stelzer Road, Columbus, Ohio 43219-8001
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

                         REPORT OF INDEPENDENT AUDITORS

To the Trustees of
  Variable Insurance Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Fifth Third Quality Growth VIP Fund, Fifth Third Balanced VIP Fund, Fifth Third Disciplined Value VIP Fund and Fifth Third Mid Cap VIP Fund's, (four portfolios of the Variable Insurance Funds, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 10, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 10, 2003, and with respect to agreement of security purchases and sales, for the period from April 25, 2003, through October 10, 2003:

|X| Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, the Depository Trust Company and Bank of New York, without prior notice to management;

|X| Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

|X| Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank's records;

|X| Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents; and

|X| Reconciliation of all such securities to the books and records of the Fund and Fifth Third Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 10, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
January 9, 2004

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Fifth Third Quality Growth VIP Fund, the Fifth Third Balance VIP Fund, the Fifth Third Disciplined Value Fund and the Fifth Third Mid Cap Fund (four portfolios of the Variable Insurance Funds, hereafter referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of October 10, 2003, and from April 25, 2003 through October 10, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 10, 2003, and from April 25, 2003 through October 10, 2003, with respect to securities reflected in the investment accounts of the Funds.

Variable Insurance Funds


/s/ Adam S. Ness

Treasurer


                                       3